Edward A. Foster, CEO

Phone:

813.642.3479

Identica Holdings Corporation

Fax:

813.774.4725

3825 Henderson Blvd., Ste 605A

Mobile:

813.943.3317

Tampa, Florida 33629

efoster@identicacorp.com

www.identicacorp.com

October 6, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Mark P. Shuman, Branch Chief - Legal

Re:

Identica Holdings Corporation

Amendment No. 9 to Registration Statement on Form S-1

Filed on September 29, 2006, as amended on September 29, 2008

File No. 333-137710_____________________________________

Dear Mr. Shuman:

Identica Holdings Corporation (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment Number 9 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated September 23, 2008 (the "Comment Letter"), with reference to the Company's Amendment number 8 to the registration statement on Form S-1 (the "Registration Statement") filed with the Commission on September 4, 2008.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

Form S-1 Comments:

Consolidated Financial Statements As of June 30, 2008

Consolidated Balance Sheets, page F-21

1.

Revise your interim financial statements to provide a balance sheet as of the end of the preceding fiscal year pursuant to Rule 8-03 of Regulation S-X.

Response:  The Company has revised the June 30th Consolidated Financial Statements to include the December 31, 2007 Consolidated Balance Sheets in accordance with Rule 8-03 of Regulation S-X.

2.

The brackets around your liability balances suggest they are debit balances.  However, the balances appear to be credit balances.  If this is correct, please revise to remove the brackets

Securities and Exchange Commission

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October 6, 2008

on your liability balances similar to your presentation of common stock and additional paid-in capital.

Response:  The Company has revised the June 30, 2008 Consolidated Balance Sheets to remove the brackets on our liability balances similar to our presentation of common stock and additional paid-in capital to indicate that such balances are credit balances .

Consolidated Statements of Operations and Comprehensive Loss, page F-22

3.

Revise to provide income statements for the most recent interim quarter and the comparable quarter of the preceding fiscal year pursuant to Instruction 1 to Rule 8-03 of Regulation S-X.

Response:  The Company has revised the income statements to include the most recent interim quarter and the comparable quarter of the preceding fiscal year pursuant to Instruction 1 to Rule 8-03 of Regulation S-X.

8. Notes Payable, page F-29

4.

Tell us and revise to disclose the terms of the non-interest bearing demand note in further detail.  As part of your response, please clarify whether the note holder is a related party and whether the note contains any unstated rights or privileges (such as a conversion feature).  Explain why the note holder loaned you cash on at zero interest.

Response: The notes payable reference on page F-29 was incomplete and has been revised accordingly.  The note payable from Meadowbank Investments, Inc. is interest-free for the first 2 years of the note and after February 12, 2010 accrues interest at the rate of 8% per annum. This note is due to an entity which is affiliated with Helmsbridge Holdings Ltd., a holder of 2,000,000 shares of preferred stock and 1,000,000 warrants (see footnote 10 to said shareholder in the “Security Ownership of Certain Beneficial Owners and Management” section). Said note does not contain any unstated rights or privileges (such as a conversion feature) and neither Meadowbank Investments nor Helmsbridge received any rights or privileges in connection with such loan. Meadowbank loaned the Company the funds without interest for the first two years in order to assist its growth.    We have not included an entry to amortize the effective interest rate over the life of the note payable since it was nominal, but we will do so in future filings.  The note has been filed as Exhibit 10.24 to the Amended Registration Statement.  Although the face value of the note reflects the initial $80,000 advanced on Feb. 12, 2008, as of Oct 3, 2008 Meadowbank Investments, Inc. has advanced the Company an aggregate of $858,000 pursuant to the terms of the note. Although secured by the company’s assets, it is subordinated to the secured promissory note held by eRoom Systems Technology, Inc., a holder of 1,666,667 shares of common stock and warrants to purchase 1,000,000 shares of common stock (see footnote 8 to said shareholder in the “Security Ownership of Certain Beneficial Owners and Management” section).

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.  Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

Securities and Exchange Commission

                                                                                                                       Page 3

October 6, 2008

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers and to David Lubin, Esq. at 516-887-8200, fax 516-887-8250.  Thank you very much.

Yours truly,

Identica Holdings Corporation

/s/ Edward A. Foster

Edward A. Foster, CEO

cc: David Lubin, Esq.